

09012130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 001-34051

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Malvern Federal Savings Bank Employees' Savings and Profit Sharing Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MALVERN FEDERAL BANCORP, INC.
42 East Lancaster Avenue
Paoli, Pennsylvania 19308

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Malvern Federal Savings Bank Employees' Savings and Profit Sharing Plan (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2008

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MALVERN FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

June 26, 2009   By: _____

Ronald Anderson, on behalf of
Malvern Federal Savings Bank
as the Plan Administrator

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2008

This Form is Open to Public Inspection.

Part I   Annual Report Identification Information

For the calendar plan year 2008 or fiscal plan year beginning   03/01/2008,   and ending   12/31/2008,

A This return/report is for: (1) ☐ a multiemployer plan;   (3) ☐ a multiple-employer plan; or
(2) ☒ a single-employer plan (other than a multiple-employer plan);   (4) ☐ a DFE (specify) _____

B This return/report is: (1) ☒ the first return/report filed for the plan;   (3) ☐ the final return/report filed for the plan;
(2) ☐ an amended return/report;   (4) ☒ a short plan year return/report (less than 12 months). ▶ ☐

C If the plan is a collectively-bargained plan, check here .... ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions). .... ▶ ☐

Part II   Basic Plan Information — enter all requested information.

1a Name of plan
MALVERN FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶   004

1c Effective date of plan (mo., day, yr.)   03/01/2008

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
MALVERN FEDERAL SAVINGS BANK

42 EAST LANCASTER AVENUE

PAOLI   PA   19301-1455

2b Employer Identification Number (EIN)   23-0835060

2c Sponsor's telephone number   610-644-9400

2d Business code (see instructions)   522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE   _(signature)_   6/25/09   **Ronald Anderson**
Signature of plan administrator   Date   Type or print name of individual signing as plan administrator

SIGN HERE   _(signature)_   6/25/09   **Ronald Anderson**
Signature of employer/plan sponsor/DFE   Date   Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Form **5500** (2008)

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Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	72
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants.	**7a**	80
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	5
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	85
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	85
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	81
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested.	**7h**	0
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	0

8 Benefits provided under the plan (complete **8a** and **8b**, as applicable)

   a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions):   `2E` `2G` `2J` `2K` `3E` `☐` `☐` `☐` `☐` `☐`

   b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):   `☐` `☐` `☐` `☐` `☐` `☐` `☐` `☐` `☐` `☐`

9a Plan funding arrangement (check all that apply)
   (1) ☐ Insurance
   (2) ☐ Code section 412(e)(3) insurance contracts
   (3) ☒ Trust
   (4) ☐ General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
   (1) ☐ Insurance
   (2) ☐ Code section 412(e)(3) insurance contracts
   (3) ☒ Trust
   (4) ☐ General assets of the sponsor

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10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	☒	R	(Retirement Plan Information)
(2)	☐	B	(Actuarial Information)
(3)	☐	E	(ESOP Annual Information)
(4)	☐	SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	☐	H	(Financial Information)
(2)	☒	I	(Financial Information -- Small Plan)
(3)	☐ ___	A	(Insurance Information)
(4)	☐	C	(Service Provider Information)
(5)	☒	D	(DFE/Participating Plan Information)
(6)	☐	G	(Financial Transaction Schedules)





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SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to
Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning   03/01/2008   , and ending   12/31/2008   ,

A Name of plan or DFE
MALVERN FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS & PR

B Three-digit
plan number ▶   004

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
MALVERN FEDERAL SAVINGS BANK

D Employer Identification Number
23-0835060

Part I   Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12 IE AGGRESSIVE STRATEGIC BALANCED SL FD

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-112   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   84470

(a) Name of MTIA, CCT, PSA, or 103-12 IE CONSERVATIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-110   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   15196

(a) Name of MTIA, CCT, PSA, or 103-12 IE DAILY EAFE INDEX SL SERIES FD- CL T

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-462   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   93199

(a) Name of MTIA, CCT, PSA, or 103-12 IE LONG US TREASURY INDEX SL SERIES FD

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-576   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   251890

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Schedule D (Form 5500) 2008





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Schedule D (Form 5500) 2008

Page **2**

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12 IE MODERATE STRATEGIC BALANCED SL FD

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-111   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   151670

(a) Name of MTIA, CCT, PSA, or 103-12 IE NASDAQ 100 INDEX NON-LENDING SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-572   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   38720

(a) Name of MTIA, CCT, PSA, or 103-12 IE PASSIVE BOND MARKET INDEX SL SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-071   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   13928

(a) Name of MTIA, CCT, PSA, or 103-12 IE PENTEGRA STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-575   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   1341401

(a) Name of MTIA, CCT, PSA, or 103-12 IE REIT INDEX NON-LENDING SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-352   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   9861

(a) Name of MTIA, CCT, PSA, or 103-12 IE RUSSELL 2000 INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-084   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   97785




(a) Name of MTIA, CCT, PSA, or 103-12 IE   S&P 500 FLAGSHIP SL SERIES FD-CL A

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-065   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   565185

(a) Name of MTIA, CCT, PSA, or 103-12 IE   S&P GROWTH INDEX SL FUND SERIES A

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-570   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   115828

(a) Name of MTIA, CCT, PSA, or 103-12 IE   S&P MIDCAP INDEX SL SERIES FD- CL A

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-537   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   460542

(a) Name of MTIA, CCT, PSA, or 103-12 IE   S&P VALUE INDEX SL FUND SERIES A

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-571   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   71051

(a) Name of MTIA, CCT, PSA, or 103-12 IE   TARGET RETIREMENT 2035 SL SERIES FD

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-590   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   1223

(a) Name of MTIA, CCT, PSA, or 103-12 IE   TARGET RETIREMENT 2045 SL SERIES FD

(b) Name of sponsor of entity listed in (a)   STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-592   **(d)** Entity code C   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)   196





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Part I   **Information on Participating Plans (to be completed by DFEs)**

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____

(a)   Plan name _____

(b)   Name of plan sponsor _____ **(c)**   EIN-PN _____





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SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning **03/01/2008** , and ending **12/31/2008** ,

A Name of plan	B Three-digit plan number ▶	
MALVERN FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS & P		004

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
MALVERN FEDERAL SAVINGS BANK	23-0835060

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	0	4696138
b	Total plan liabilities	1b		9176
c	Net plan assets (subtract line 1b from line 1a)	1c	0	4686962

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	75389	
	(2) Participants	2a(2)	229549	
	(3) Others (including rollovers)	2a(3)	3064	
b	Noncash contributions	2b		
c	Other income	2c	-647425	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		-339423
e	Benefits paid (including direct rollovers)	2e	34702	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	24314	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		59016
j	Net income (loss) (subtract line 2i from line 2d)	2j		-398439
k	Transfers to (from) the plan (see instructions)	2k		5085401

3   **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   Schedule I (Form 5500) 2008





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		Yes	No	Amount
3c	Real estate (other than employer real property)..................................... **3c**		X	
d	Employer securities... **3d**	X		486404
e	Participant loans.. **3e**	X		130034
f	Loans (other than to participants) **3f**		X	
g	Tangible personal property.. **3g**		X	

Part III   **Transactions During Plan Year**

4   During the plan year:

		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.).. **4a**		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance **4b**		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible? **4c**		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) **4d**		X	
e	Was the plan covered by a fidelity bond?...................................... **4e**	X		1650000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? **4f**		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? **4g**		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? **4h**		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? **4i**		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? **4j**		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)............ **4k**	X		

5a   Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year...................................... ☐ **Yes**   ☒ **No**   **Amount** _____

5b   If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1)   Name of plan(s)   **5b(2)**   EIN(s)   **5b(3)**   PN(s)

_____   _____   _____

_____   _____   _____

_____   _____   _____

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SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the
Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a)
of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2008

**This Form is Open to
Public Inspection.**

For calendar year 2008 or fiscal plan year beginning   03/01/2008   and ending   12/31/2008   ,

A Name of plan MALVERN FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS & PR	**B** Three-digit plan number ▶ 004
C Plan sponsor's name as shown on line 2a of Form 5500 MALVERN FEDERAL SAVINGS BANK	**D** Employer Identification Number 23-0835060

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified
in the instructions . . . . **1** | $ | 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during
the plan year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of
benefits).   13-3745616   _____

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during
the plan year . . . . **3** |

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior plan year is being amortized in this
plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** | $ | _____

 b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** | $ | _____

 c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left
of a negative amount) . . . . **6c** | $ | _____

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic
approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that
increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the
"No" box. (See instructions.) . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See Instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . |X| ratio percentage test ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v11.3   **Schedule R (Form 5500) 2008**

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